American Bonanza Receives Final Major Permit for the Copperstone Gold Mine

April 20, 2011 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or the "Company") is pleased to announce that it has received the final key permit required for gold mining and processing at the 100% owned Copperstone gold mine in Arizona. The aquifer protection permit (the "APP") was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172.

The process for obtaining the APP began in April, 2010 with the submission of the administratively complete permit application, and was completed in about one year. Related to the Company's receipt of the APP, the U.S. Bureau of Land Management (the "BLM") has also issued their final project approval to Bonanza.

A milling and flotation plant was purchased in 2010 and is currently being prepared for immediate startup of the construction phase at Copperstone. Mobilization of equipment for underground mining has also begun. Construction of the ore processing facilities and underground mining development will occur concurrently, with the production of gold on schedule for the third quarter of 2011. The project remains on budget.

Mr. Brian Kirwin, President, observed: "This permit is a major milestone for Bonanza. With the approval of the aquifer protection permit, the Copperstone gold mine is now in receipt of all major permits. Bonanza and its contractors have commenced construction of the plant and underground pre-development, and the project is on schedule and on budget. With a strong treasury, Bonanza anticipates an exciting year for our shareholders as we bring the Copperstone gold mine into production.”

About Bonanza

Bonanza is re-activating mining at the 100% owned, construction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is permitted and fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U.S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com